SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an english translation of the letter dated September 30, 2015 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated September 30, 2015. The Company reported that the Company´s Board of Directors has resolved to call an Ordinary and Extraordinary Shareholders's Meeting to be held on October 30, 2015, at 12:00 noon, outside its registered office, at Bolívar 108, 1st Floor, City of Buenos Aires:

In addition, notice is given that apart from the matters inherent to the ordinary shareholders’ meeting relating to the consideration of the balance sheet closed as of June 30, 2015, the following matters, among others, will be dealt with:

▪ Treatment of the sums paid as personal assets tax levied on the shareholders.

▪ Updating of report on Shared Services Agreement.

▪ Payment of a cash dividend for up to $283,582 thousand, in addition to the early dividend of $298,500,000 approved at the shareholders meeting dated March 26, 2015.

▪ Increase of the amount of the Global Note Program for a maximum outstanding amount of up to US$ 500,000,000 (five hundred million dollars) (or its equivalent in other currencies) the creation of which was approved by the shareholders’ meetings dated October 31, 2011 and March 26, 2015 (the “Program”) by an additional amount of up to US$ 100,000,000 (one hundred million Dollars) (or its equivalent in other currencies).

▪ Consideration of: (i) delegation to the Board of Directors of the broadest powers to implement the increase and/or reduction in the Program amount; (ii) renewal of the Board of Directors’ powers to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the Program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) if applicable, apply for and process before any authorized securities exchange or market of Argentina and/or abroad the authorization for listing and trading of such notes; and (d) carry out any acts, dealings, filings and/or proceedings related to the Program and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; and (iii) authorization for the Board of Directors to subdelegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
October 1, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets